UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 18, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                  E-Plus launches mobile brand for Turkish community in Germany, dated October 14th, 2005;

•                  E-Plus CEO Uwe Bergheim to leave the company, dated October 16th, 2005.

Press release

Date
October 14, 2005
Number
E-Plus launches mobile brand for Turkish community in Germany	047pe

On Monday, October 17th, KPN’s German mobile unit E-Plus will introduce a new brand for mobile communications called Ay Yildiz, specifically tailored for the 2.6 million-strong Turkish community in Germany. Besides being presented in the Turkish language, Ay Yildiz also offers special prepaid tariffs. Calls to fixed or mobile networks in Turkey cost just 29 eurocents, the same as national calls in Germany. SMS to all Turkish and German networks cost 14 cents. Ay Yildiz customers also pay 29 cents per minute for incoming calls when in Turkey.

This new development in Germany underlines KPN’s commitment to develop tailored offers for specific customer segments under differentiating and exclusive labels, either own brands or those of strong partners. This year, E-Plus has already introduced mobile propositions under the simyo and BASE brands in Germany, as well as entering a cooperation with MTV Networks channel VIVA. KPN’s Belgian subsidiary BASE has successfully marketed the Ay Yildiz brand in Belgium since summer 2003.

Press release

Date
October 16, 2005
Number
E-Plus CEO Uwe Bergheim to leave the company	048pe

Uwe Bergheim, Chief Executive Officer of KPN’s German mobile unit E-Plus Mobilfunk GmbH & Co. KG, has informed the supervisory board of his intention to leave the company by year-end. Bergheim, 49, took up the post of CEO of E-Plus on 1st September 2000. During his five-year tenure, E-Plus’ customer base has grown from 5.3 million to 9.8 million at the end of June this year. Last year, E-Plus achieved operating revenues of EUR 2.6 billion.

Ad Scheepbouwer, CEO of Royal KPN, commented: “In leading E-Plus through five challenging years, Uwe Bergheim has played an important part in the development of our mobile business in Germany, not least in the implementation this year of our new multibrand strategy. We wish him all the best for his future career.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 18, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel